UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

ALEXZA PHARMACEUTICALS, INC.

(Name of Subject Company)

ALEXZA PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

015384 209

(CUSIP Number of Class of Securities)

Thomas B. King

President and Chief Executive Officer

Alexza Pharmaceuticals, Inc.

2091 Stierlin Court

Mountain View, California 94043

(650) 944-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Brent Fassett, Esq.

Cooley LLP

380 Interlocken Crescent, Suite 900

Broomfield, Colorado 80021

(720) 566-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Alexza Pharmaceuticals, Inc. (“Alexza”) filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2016 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Ferrer Pharma, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Grupo Ferrer Internacional, S.A., a Spanish sociedad anonima (“Parent”), to purchase all of the outstanding shares of Alexza’s common stock (collectively, the “Shares”), at a price per Share of $0.90, net to the holder in cash, subject to reduction for any applicable withholding taxes and without interest, plus one contractual contingent value right per Share, each referred to as a CVR, which will represent the right to receive a pro-rata share of up to four payment categories in an aggregate (i.e., to all CVR holders assuming all four payments are made) maximum amount of $32.8 million (after deduction of an estimated $2.2 million payment to Alexza’s financial advisor, Guggenheim Securities, LLC for fees and expenses for services in connection with the Offer (as defined below) and subsequent merger of Alexza with and into Purchaser, and subject to certain further adjustment) if certain licensing payments and revenue milestones are achieved and subject to the terms and conditions of the contingent value rights agreement to be entered into by Parent and the rights agent thereunder, net to the holder thereof in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest, at the times and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2016 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), each filed by Parent and Purchaser with the SEC on May 23, 2016. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9 and are incorporated by reference herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The first paragraph under the heading “Past Contacts, Transactions, Negotiations and Agreements” of Item 3 of the Schedule 14D-9 is hereby deleted and replaced with the following:

“Except as set forth or incorporated by reference in this Schedule 14D-9 to Alexza’s knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Alexza or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The amendment to the Annual Report of Alexza on Form 10-K/A filed with the SEC on April 28, 2016 and attached to this Schedule 14D-9 as Exhibit (e)(3) hereto, is incorporated by reference herein (the “10-K/A”). We specifically refer to the items disclosed under the heading “Certain Relationships and Related Transactions and Director Independence” under Item 13 of the 10-K/A. The 10-K/A is being furnished to Alexza’s stockholders pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Item 1005(d) of Regulation M-A. Any information that is incorporated herein by reference will be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.”

The first paragraph under the heading “Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements between Alexza and its Executive Officers, Directors and Affiliates—Treatment of Company Restricted Stock Units” of Item 3 of the Schedule 14D-9 is hereby deleted and replaced with the following:

“Pursuant to the terms of the Merger Agreement, each Company Restricted Stock Unit that is outstanding and that is not fully vested will become fully vested on or about June 14, 2016, and Alexza will deliver the underlying Shares to the holders of Company Restricted Stock Units (subject to any applicable withholdings) at least one day prior to the closing of the Offer.”

The first and second paragraphs under the heading “Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements between Alexza and its Executive Officers, Directors and Affiliates—Change of Control Agreements” of Item 3 of the Schedule 14D-9 are hereby deleted and replaced with the following:

“Each executive officer is party to a change of control agreement (a “Change in Control Agreement”) that provides for the following severance benefits, if the executive officer’s employment is terminated without cause or terminated by the executive officer for good reason within three months before or 12 months following a change of control (a “Qualifying Termination”), and the executive officer agrees to sign a general release of claims in favor of Alexza:

•	acceleration of the vesting of all of the named executive officer’s outstanding Company Options and Company Restricted Stock Units, if any;

•	payment in a lump sum of the executive officer’s annual base salary plus the greater of the bonus paid for the latest completed fiscal year or the target bonus (because no bonuses were paid for 2015, for a termination in 2016 the assumed bonus will be paid at target) for the year in which the notification of the executive officer’s termination of employment occurs; and

•	payment in a lump sum of an amount equal to the amount of the executive officer’s out of pocket costs to continue group health insurance benefits under COBRA for 18 months.

Pursuant to the terms of each executive officer’s Change in Control Agreement, if and to the extent that any payments are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code and the non-deductibility provisions imposed by Section 280G of the Internal Revenue Code, Alexza will make a gross-up payment to the executive officer to compensate the executive officer for all taxes imposed under Section 4999 of the Internal Revenue Code and any related income taxes imposed under the Internal Revenue Code and state and local authorities for the gross-up payment. The estimated amount of payments that each executive officer is entitled to receive in the event that such executive officer experiences a Qualifying Termination is described in detail in the table below. While the Transactions constitute a change of control under the terms of each executive officer’s Change in Control Agreement, in the event that an executive officer does not experience a Qualifying Termination, then such executive officer will not receive any severance benefits under his Change in Control Agreement in connection with the Transactions.”

Item 4.	The Solicitation or Recommendation.

The third bullet point in the first paragraph under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Reasons for the Alexza Board’s Recommendation” of Item 4 of the Schedule 14D-9 is hereby deleted and replaced with the following:

“•	the belief of the Alexza Board that the milestones in the CVR Agreement are reasonably achievable under the applicable timeframes based on the Alexza Board’s review of previous product partnering term sheets, past projections by Alexza’s commercial partners, third-party financial models regarding ADASUVE, Parent’s proposed commercial goals for Alexza’s product candidates, potential changes in the approved labeling for ADASUVE in the EU and the U.S. and the greater resources made available through the acquisition of Alexza by Parent;”

The fifth bullet point in the first paragraph under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Reasons for the Alexza Board’s Recommendation” of Item 4 of the Schedule 14D-9 is hereby deleted and replaced with the following:

“•	due to Alexza’s significant losses from operations, substantial indebtedness and lack of cash flows, absent a strategic transaction, Alexza would likely need to discontinue operations and either liquidate or seek protection under U.S. bankruptcy laws. Due to Alexza’s significant and projected on-going net losses, it has been unable to raise additional working capital through further debt or equity sales. Any potential financing transactions would also have been so dilutive to existing stockholders that the consideration offered by Parent represents a greater potential return for the Company’s current stockholders. Alexza’s existing payment obligations and the costs of on-going operations exceed its available capital and thus in the near future it would be unable to continue conducting its operations;”

The sixth bullet point in the first paragraph under the heading “The Solicitation or Recommendation—Background and Reasons for the Recommendation—Reasons for the Alexza Board’s Recommendation” of Item 4 of the Schedule 14D-9 is hereby deleted and replaced with the following:

“•	the belief of the Alexza Board, based on a liquidation analysis prepared by Alexza’s senior management based on Alexza satisfying its existing creditors and other payment obligations, that a liquidation of Alexza would result in its stockholders receiving an estimated liquidation value per share of Alexza common stock of $0.00, which is substantially less than the consideration being offered by Parent;”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately following the first paragraph under the heading “Legal Proceedings Relating to the Tender Offer”:

“On May 24, 2016, Kim v. Alexza Pharmaceuticals, Inc., et al. (the “Kim Complaint”) and Canty v. Alexza Pharmaceuticals, Inc., et al., Case No. 16CV295577 (the “Canty Complaint” and, together with the Kim Complaint, the “May 24 Complaints”), each a putative class action complaint related to the Merger Agreement, were each filed in the Superior Court of the State of California, County of Santa Clara by purported Alexza stockholders. The May 24 Complaints are substantively identical to the Complaint, name the same defendants (with the addition of Parent), assert the same claims and seek the same relief. Alexza believes the May 24 Complaints are without merit and intends to vigorously defend the actions. The foregoing summary of the May 24 Complaints is qualified in its entirety by reference to the full text of the May 24 Complaints, copies of which are filed as Exhibit (a)(5)(F) and Exhibit (a)(5)(G) hereto.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(E) the following Exhibits:

“ (a)(5)(F)+	Class Action Complaint, dated May 24, 2016 (Kim v. Alexza Pharmaceuticals, Inc., et al).

(a)(5)(G)	Class Action Complaint, dated May 24, 2016 (Canty v. Alexza Pharmaceuticals, Inc., et al., Case No. 16CV295577).”

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence to the end of the list of Exhibits:

“+	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2016	ALEXZA PHARMACEUTICALS, INC.

	By:	/s/ Thomas B. King
Thomas B. King President and Chief Executive Officer